SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                 Amendment No. 3

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                          TIMCO AVIATION SERVICES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    887151-20-7
                                 (CUSIP Number)

                        Owl Creek Asset Management, L.P.
     640 Fifth Avenue, 20th Floor, New York, NY 10019, Attn: Daniel Sapadin
                                 (212) 688-2550

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 10, 2006
             (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 19 pages)

CUSIP No. 887151-20-7                    13D                Page 2 of 19 pages

 -----------------------------------------------------------------------------
     (1)     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS.
             OF ABOVE PERSONS (ENTITIES ONLY)
                                              Owl Creek I, L.P.
-----------------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)     SEC USE ONLY
-----------------------------------------------------------------------------
     (4)     SOURCE OF FUNDS **
                                              WC, OO
-----------------------------------------------------------------------------
     (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                              Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              165,359

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              165,359

-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                              165,359

-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                              0.8%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                              PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 887151-20-7                    13D                Page 3 of 19 pages

-----------------------------------------------------------------------------
     (1)     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS.
             OF ABOVE PERSONS (ENTITIES ONLY)
                                              Owl Creek II, L.P.
-----------------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)     SEC USE ONLY
-----------------------------------------------------------------------------
     (4)     SOURCE OF FUNDS **
                                              WC, OO
-----------------------------------------------------------------------------
     (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                              Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              1,299,607
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              1,299,607
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                              1,299,607
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                              6.1%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                              PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 887151-20-7                    13D                Page 4 of 19 pages

 -----------------------------------------------------------------------------
     (1)     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS.
             OF ABOVE PERSONS (ENTITIES ONLY)
                                              Owl Creek Advisors, LLC
-----------------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)     SEC USE ONLY
-----------------------------------------------------------------------------
     (4)     SOURCE OF FUNDS **
                                              WC, OO
-----------------------------------------------------------------------------
     (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                              Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              1,464,966

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              1,464,966

-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                              1,464,966

-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                              6.8%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                              CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 887151-20-7                    13D                Page 5 of 19 pages

-----------------------------------------------------------------------------
     (1)     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS.
             OF ABOVE PERSONS (ENTITIES ONLY)
                                          Owl Creek Asset Management, L.P.
-----------------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)     SEC USE ONLY
-----------------------------------------------------------------------------
     (4)     SOURCE OF FUNDS **
                                              WC, OO
-----------------------------------------------------------------------------
     (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                              Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              2,257,433

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              2,257,433
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                              2,257,433
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                              10.5%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                              PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 887151-20-7                    13D                Page 6 of 19 pages

-----------------------------------------------------------------------------
     (1)     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS.
             OF ABOVE PERSONS (ENTITIES ONLY)
                                              Jeffrey A. Altman
-----------------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)     SEC USE ONLY
-----------------------------------------------------------------------------
     (4)     SOURCE OF FUNDS **
                                              WC, OO
-----------------------------------------------------------------------------
     (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                              United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              3,722,399
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              3,722,399
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                              3,722,399
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                              17.4%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                              IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 887151-20-7                    13D                Page 7 of 19 pages

Item 1.   Security and Issuer.

          The Schedule 13D initially filed on October 20, 2005, amended by Amendment No. 1 filed on October 21, 2005 and subsequently amended by Amendment No. 2 filed on December 1, 2005, relating to the common stock, par value $0.001 (the "Common Stock"), of TIMCO Aviation Services, Inc. (the "Issuer"), a Delaware corporation whose principal executive offices are located at 623 Radar Road, Greensboro, North Carolina 27410, is hereby amended and restated in its entirety by this Amendment No. 3 to the Schedule 13D.

Item 2.   Identity and Background.

          (a)  This statement is filed by:

               (i) Owl Creek I, L.P., a Delaware limited partnership, ("Owl Creek I") with respect to the shares of Common Stock directly owned by it;

              (ii) Owl Creek II, L.P., a Delaware limited partnership, ("Owl Creek II") with respect to the shares of Common Stock directly owned by it;

             (iii) Owl Creek Advisors, LLC, a Delaware limited liability company (the "General Partner"), with respect to the shares of Common Stock directly owned by Owl Creek I and Owl Creek II;

              (iv) Owl Creek Asset Management, L.P. a Delaware limited partnership (the "Investment Manager"), with respect to the shares of Common Stock directly owned by Owl Creek Overseas Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("Owl Creek Overseas"), and Owl Creek Overseas Fund II, Ltd., an exempted company organized under the laws of the Cayman Islands ("Owl Creek Overseas II"); and

              (iv) Jeffrey A. Altman, with respect to shares of Common Stock owned by Owl Creek I, Owl Creek II, Owl Creek Overseas and Owl Creek Overseas II.

          The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

          (b) The address of the principal office of the Reporting Persons is 640 Fifth Avenue, 20th Floor, New York, NY 10019.

          (c) The principal business of each of Owl Creek I and Owl Creek II is serving as a private investment limited partnership. The principal business of the General Partner is serving as general partner of Owl Creek I and Owl Creek II, respectively. The principal business of the Investment Manager is serving as investment manager to Owl Creek Overseas and Owl Creek Overseas II.

          (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 887151-20-7                    13D                Page 8 of 19 pages

          (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Each of Owl Creek I, Owl Creek II and the Investment Manager is a limited partnership organized under the laws of the State of Delaware. The General Partner is a limited liability company organized under the laws of the State of Delaware. Mr. Altman is a United States citizen.

         (g) The Reporting Persons believe that upon execution by Owl Creek I, Owl Creek II, Owl Creek Overseas and Owl Creek Overseas II, (Collectively, the "Owl Creek Parties") of the Transaction Agreement described below on April 10, 2006, they formed a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13d-1 thereunder, with (i) Lacy J. Harber, the ultimate beneficial owner of the shares of Common Stock that are owned by LJH, Ltd. ("LJH"), (ii) John R. Cawthron, the holder of a revocable proxy to vote all shares of Common Stock that LJH would be entitled to vote at any annual or special meeting of the stockholders of the Issuer and (iii) TAS Holding Inc., a Delaware corporation formed on April 10, 2006 ("Newco" and collectively with Messrs. Harber and Cawthron, the "LJH Parties"), for the purpose of engaging in the proposed transactions described in Items 4 and 6. John R. Cawthron is the sole officer and director of Newco.

          (h) The Reporting Persons and LJH Parties have elected to satisfy their filing requirements with respect to Schedule 13D by making individual filings (one filing for the Reporting Persons and one filing for the LJH Parties) rather than by making a single joint filing. For information regarding the LJH Parties, including information with respect to the Items called for by
Schedule 13D, please see the 13D filed by the LJH Parties, which is available on the SEC's website at www.sec.gov.

Item 3.   Source and Amount of Funds and Other Consideration.

          The shares of Common Stock were acquired pursuant to (i) a tender offer made by the Issuer to the holders of its 8% senior subordinated convertible PIK notes due 2006 and to other noteholders and (ii) a rights offering made by the Issuer to holders of its Common Stock as of 5:00 p.m., New York City time, on October 19, 2005. The tender offer closed on October 12, 2005. The rights offering closed on November 22, 2005. All or part of the shares of Common Stock beneficially owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Owl Creek I, Owl Creek II, Owl Creek Overseas or Owl Creek Overseas II. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

CUSIP No. 887151-20-7                    13D                Page 9 of 19 pages

          Funds required by Newco for the transactions described in Items 4 and 6 will be provided by capital contributions from LJH and from the Owl Creek Parties pursuant to the Transaction Agreement.

Item 4.   Purpose of the Transaction.

          The Issuer has advised the Reporting Persons that it is in breach of certain of the financial covenants (the "Defaults") in the Financing Agreement dated April 5, 2004 between the Issuer, certain of its subsidiaries named therein and CIT Group/Business Credit, Inc., as Agent and one of the "Credit Parties" named therein ("CIT"), as amended (the "CIT Facility"), and in the Restated and Amended Financing Agreement dated April 8, 2005 between the Company, certain of its subsidiaries named therein and Monroe Capital Advisors, LLC as the "Lender" named therein ("Monroe"), as amended (the "Monroe/Fortress Facility"), which on April 11, 2005 was assigned to Fortress Credit Opportunities I LP ("Fortress").

         Pursuant to a Transaction Agreement described in Item 6, the Owl Creek Parties and LJH (collectively, the "Investors") have agreed to attempt to resolve the Defaults under the Monroe/Fortress Facility by LJH purchasing that facility from Fortress. This action was completed on April 10, 2006, with the Owl Creek Parties simultaneously acquiring an approximately 20% participation in the Monroe/Fortress Facility. LJH has proposed to the Issuer that it would modify the terms of that facility to, among other things, resolve the Defaults thereunder, decrease the interest rate and fees payable by the Issuer with respect to the Monroe/Fortress Facility and make available to the Issuer $6 million of additional funding (the "Working Capital Infusion"). LJH has advised the Issuer that as conditions to modifying the terms of the Monroe/Fortress Facility to resolve the Defaults thereunder and providing the Working Capital Infusion, (i) the Issuer must agree to merge with Newco in a transaction that will pay holders of the Issuer's outstanding Common Stock other than the Investors cash considerations for their shares (the "Merger"), (ii) the Issuer must obtain amendments to the CIT Facility which will resolve the Defaults thereunder and make available to the Issuer additional credit to fund its business, all in a manner satisfactory to the Investors, and (iii) the Issuer must agree to sell Newco 2,400,000 shares of Common Stock at a price of $2.50 per share. The Merger and issuance of 2,400,000 shares of Common Stock would be made expressly subject to the conditions that all required filings with the SEC by the Issuer, Newco, LJH and the Owl Creek Parties must have been made, and all related deliveries of documents to the stockholders of the Issuer and passage of notice periods must have occurred, as required under Section 13(e) of the Securities Exchange Act of 1934 and the rules and regulations thereunder.

         A special committee of the Issuer's board of directors is considering these matters. Discussions and negotiations among the parties are ongoing. However, based on the negotiations to date, if the proposed merger is completed, it is currently expected that the Issuer's stockholders (other than the Investors) will receive $4.00 per share, without interest. Due to the uncertainties inherent in negotiations of this nature, there can be no assurance that binding definitive agreements with respect to these matters will be concluded or that the Defaults will be successfully resolved through this process or that the Merger will occur. LJH reserves its right to withdraw its proposals described above at any time prior to the execution of binding definitive agreements with the Issuer.

CUSIP No. 887151-20-7                    13D                Page 10 of 19 pages


          If the Issuer agrees to enter into an agreement with Newco providing for the Merger and the Merger is consummated, Newco will own 100% of the Common Stock of the Issuer, the Issuer will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, the composition of the board of directors of the Issuer would be changed to include individuals designated by the Investors and the Common Stock would no longer be traded or quoted. The Merger might also result in the occurrence of one or more of the other matters in the list enumerated below.

          Except as described above or in Item 6, the Reporting Persons have no current plans or proposals which relate to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board of directors of the Issuer;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuers by any person;

          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

          (j)  any action similar to any of those enumerated above.

The Reporting Persons intend to continuously review its investment in the Issuer, and, subject to the provisions of the Transaction Agreement, may, at any time and from time to time, review or reconsider its position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of resulting in the matters enumerated above. Subject to the Transaction Agreement and compliance with applicable law, the Reporting Persons may make further purchases of Common Stock from time to time and may dispose of any or all of the Common Stock of the Issuer that it holds. To the extent the

CUSIP No. 887151-20-7                    13D                Page 11 of 19 pages


Monroe/Fortress Facility remains in default or becomes in default in the future, the Investors may exercise their rights as the lenders thereunder. The Reporting Persons may engage in additional discussions with the Issuer's other lenders regarding the terms of the Issuer's indebtedness and regarding other matters relating to the Issuer. Subject to the Transaction Agreement, The Reporting Persons may also in the future (although they have no obligation to do so) propose other arrangements or enter into agreements with the Issuer's other lenders seeking to resolve loan covenant defaults or seeking modifications of terms of the Issuer's indebtedness to avoid restrictions that limit the availability of funding to the Issuer. If any such agreements are reached in the future, the Reporting Persons may seek compensation from the Issuer for any actions by the Reporting Persons with respect to the Issuer's lenders which benefit the Issuer, which compensation may include the payment of cash or the issuance of additional equity or debt securities of the Issuer.

Item 5.   Interest in Securities of the Issuer.

     A.   Owl Creek I, L.P.

          (a)  Aggregate number of shares beneficially owned: 165,359
               Percentage: 0.8%  The percentages used herein and in the rest of
Item 5 are calculated based upon 21,441,510 shares of Common Stock that are outstanding as of November 22, 2005 as reported by the Company in its Form 8-K filed on November 22, 2005.

          (b)  1.   Sole power to vote or direct vote: -0-
               2.   Shared power to vote or direct vote: 165,359
               3.   Sole power to dispose or direct the disposition: -0-
               4.   Shared power to dispose or direct the disposition: 165,359

          (c) Other than as described in Item 4 or Item 6 of this Schedule 13D/A, Owl Creek I, L.P. did not enter into any transactions in the Common Stock of the Company within the last sixty days. As of the date of this Schedule 13D/A, Newco does not own beneficially any shares of Common Stock. Subject to certain conditions set forth in the Transaction Agreement, each of the Reporting Persons and LJH has agreed to contribute to Newco their respective shares of Common Stock, as described in Item 6. Owl Creek I, L.P. disclaims any beneficial interest in Newco other than to the extent of its pecuniary interest.

          (d) Owl Creek Advisors, LLC, the general partner of Owl Creek I, L.P., has the power to direct the affairs of Owl Creek I, L.P., including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
          (e)  Not applicable.

     B.   Owl Creek II, L.P.
          (a)  Aggregate number of shares beneficially owned: 1,299,607
               Percentage: 6.1%
          (b)  1.   Sole power to vote or direct vote: -0-
               2.   Shared power to vote or direct vote: 1,299,607
               3.   Sole power to dispose or direct the disposition: -0-

CUSIP No. 887151-20-7                 13D                    Page 12 of 19 pages


               4.   Shared power to dispose or direct the disposition: 1,299,607
          (c) Other than as described in Item 4 or Item 6 of this Schedule 13D/A, Owl Creek II, L.P. did not enter into any transactions in the Common Stock of the Company within the last sixty days. As of the date of this Schedule 13D/A, Newco does not own beneficially any shares of Common Stock.

Subject to certain conditions set forth in the Transaction Agreement, each of the Owl Creek Parties and LJH has agreed to contribute to Newco their respective shares of Common Stock, as described in Item 6. Owl Creek II, L.P. disclaims any beneficial interest in Newco other than to the extent of its pecuniary interest.
          (d) Owl Creek Advisors, LLC, the general partner of Owl Creek II, L.P., has the power to direct the affairs of Owl Creek II, L.P., including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
          (e)  Not applicable.

     C.   Owl Creek Advisors, LLC
          (a)  Aggregate number of shares beneficially owned: 1,464,966
               Percentage: 6.8%
          (b)  1.   Sole power to vote or direct vote: -0-
               2.   Shared power to vote or direct vote: 1,464,966
               3.   Sole power to dispose or direct the disposition: -0-
               4.   Shared power to dispose or direct the disposition: 1,464,966
          (c) Other than as described in Item 4 or Item 6 of this Schedule 13D/A, Owl Creek Advisors, LLC did not enter into any transactions in the Common Stock of the Company within the last sixty days. As of the date of this Schedule 13D/A, Newco does not own beneficially any shares of Common Stock. Subject to certain conditions set forth in the Transaction Agreement, each of the Owl Creek Parties and LJH has agreed to contribute to Newco their respective shares of Common Stock, as described in Item 6. Owl Creek Advisors, LLC disclaims any beneficial interest in Newco other than to the extent of its pecuniary interest.
          (d) Owl Creek Advisors, LLC, as the general partner of Owl Creek I, L.P. and Owl Creek II, L.P., has the power to direct the affairs of Owl Creek I, L.P. and Owl Creek II, L.P., including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
          (e)  Not applicable.

     D.   Owl Creek Asset Management, L.P.
          (a)  Aggregate number of shares beneficially owned: 2,257,433
               Percentage: 10.5%
          (b)  1.   Sole power to vote or direct vote: -0-
               2.   Shared power to vote or direct vote: 2,257,433
               3.   Sole power to dispose or direct the disposition: -0-
               4.   Shared power to dispose or direct the disposition: 2,257,433
          (c)  Other than as described in Item 4 or Item 6 of this
Schedule 13D/A, Owl Creek Asset Management, L.P. did not enter into any transactions in the Common Stock of the Company within the last sixty days. As of the date of
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CUSIP No. 887151-20-7                    13D                Page 13 of 19 pages


this Schedule 13D/A, Newco does not own beneficially any shares of Common Stock. Subject to certain conditions set forth in the Transaction Agreement, each of the Owl Creek Parties and LJH has agreed to contribute to Newco their respective shares of Common Stock, as described in Item 6. Owl Creek Management, L.P. disclaims any beneficial interest in Newco other than to the extent of its pecuniary interest.

          (d) Owl Creek Asset Management, L.P., as the investment manager to Owl Creek Overseas Fund, Ltd. and Owl Creek Overseas Fund II, Ltd., has the power to direct the investment activities of Owl Creek Overseas Fund, Ltd. and Owl Creek Overseas Fund II, Ltd., including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Altman is the managing member of the general partner of Owl Creek Asset Management, L.P. and in that capacity directs its operations.
          (e)  Not applicable.

     E.   Jeffrey A. Altman
          (a)  Aggregate number of shares beneficially owned: 3,722,399
               Percentage: 17.4%
          (b)  1.   Sole power to vote or direct vote: -0-
               2.   Shared power to vote or direct vote: 3,722,399
               3.   Sole power to dispose or direct the disposition: -0-
               4.   Shared power to dispose or direct the disposition: 3,722,399
          (c) Other than as described in Item 4 or Item 6 of this Schedule 13D/A, Mr. Altman did not enter into any transactions in the Common Stock of the Company within the last sixty days. As of the date of this Schedule 13D/A, Newco does not own beneficially any shares of Common Stock. Subject to certain conditions set forth in the Transaction Agreement, each of the Owl Creek Parties and LJH has agreed to contribute to Newco their respective shares of Common Stock, as described in Item 6. Mr. Altman disclaims any beneficial interest in Newco other than to the extent of his pecuniary interest.
          (d)  Not applicable.
          (e)  Not applicable.

Based on the LJH 13D, as amended to April 10, 2006, the Reporting Persons believe that the LJH Parties, or some of them, are the beneficial owners of an aggregate of 15,385,812 shares of Common Stock, representing 71.8% of the outstanding Common Stock. Combined with the 15,385,812 shares of Common Stock owned of record by LJH, the Reporting Persons and LJH together own 19,208,211 shares of Common Stock, representing 89.12% of the outstanding Common Stock. The Reporting Persons disclaim any beneficial interest in the Common Stock owned by LJH and disclaim any beneficial interest in Newco other than to the extent of their pecuniary interest.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          In connection with the matters described herein, LJH, Newco and the Owl Creek Parties have entered into a Transaction Agreement dated as of April 10, 2006. A copy of the Transaction Agreement is filed as Exhibit A to this
Schedule 13D/A and is incorporated by reference herein. The summary of the Transaction Agreement set forth herein is qualified in its entirety by reference to the full text of the Transaction Agreement.


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CUSIP No. 887151-20-7                    13D                 Page 14 of 19 pages


          In accordance with the Transaction Agreement, LJH entered into an Assignment and Acceptance (the "Assignment and Acceptance") dated as of April 10, 2006, among Monroe, Fortress Credit Opportunities I LP ("Fortress") and Monroe Investments, Inc., as assignors (collectively, the "Assignors"), and LJH, as assignee, providing for the purchase of the Monroe/Fortress Facility by LJH on the terms and conditions stated therein, which terms include a cash payment to Fortress in respect of the principal, accrued interest, fees and expenses of Fortress of an amount of approximately $18.4 million (the "Monroe/fortress Facility Purchase Price"). The Investment Manager executed and delivered to LJH a Participation Agreement dated as of April 10, 2006 (the "Participation Agreement") providing for the participation in the Monroe/Fortress Facility by the Investment Manager, on behalf of the Owl Creek Parties, on the terms and conditions stated therein and its agreement to fund 19.48% of the Monroe/Fortress Facility Purchase Price. These transactions were funded and closed on April 10, 2006. The Participation Agreement is attached to this
Schedule 13D/A as Exhibit B. The Summary of the Participation Agreement set forth herein is qualified in its entirety by reference to the full text of the Participation Agreement.

         The Transaction Agreement provides for a series of other transactions which LJH has proposed to undertake with the Issuer, which are described below. The Issuer's Board of Directors has formed a Special Committee to consider these matters and act on behalf of the Issuer in its negotiations with the Investors, and discussions and negotiations among the parties are ongoing. Due to the uncertainties inherent in negotiations of this nature, there can be no assurance that binding definitive agreements with respect to these matters will be concluded or that the Defaults will be successfully resolved through this process. LJH reserves its right to withdraw their proposals described below at any time prior to the execution of binding definitive agreements with the Issuer.

          In accordance with the Transaction Agreement, LJH has proposed to the Issuer that it would enter into an amendment of the Monroe/Fortress Facility with the Issuer and the other borrowers and guarantors named in the Monroe/Fortress Facility, providing for certain amendments and waivers with respect to the Monroe/Fortress Facility to cure the Defaults, decrease the interest rate and fees payable by the Issuer with respect to the Monroe/Fortress Facility and provide for an advance to the Issuer of the $6,000,000 Working Capital Infusion. The Investment Manager on behalf of the Owl Creek Parties has, pursuant to the Participation Agreement and Transaction Agreement, agreed to fund $1,168,800 (19.48%) of the Working Capital Infusion. The Issuer is discussing this proposal with LJH.

          Pursuant to the Transaction Agreement, LJH and the Owl Creek Parties agreed to fund Newco with $10,006,524 from which to pay consideration in the proposed Merger to stockholders of the Issuer, representing the product of $4 multiplied by the number of issued and outstanding shares of Common Stock that are not owned by LJH or the Owl Creek Parties plus the number of shares of Common Stock that are issuable upon the exercise of existing conversion rights by the holders of certain subordinated convertible PIK notes and holders of warrants, options and stock grant rights identified in the Transaction Agreement. Of this amount, LJH agreed to contribute the sum of $8,057,252 (80.52%) and the Owl Creek Parties agreed to contribute the sum of $1,949,272.00 (19.48%). LJH and the Owl Creek Parties also agreed that Newco may deposit the sum of $10,006,524 in an escrow account pursuant to an escrow


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CUSIP No. 887151-20-7                     13D                Page 15 of 19 pages

agreement, to be disbursed as provided in that escrow agreement and the agreement providing for the Merger.

          The Transaction Agreement provides that on or before the date that is two business days prior to the closing of the proposed Merger between the Issuer and Newco, and subject to the satisfaction of the conditions to closing set forth in the Transaction Agreement and such merger agreement, LJH and the Owl Creek Parties will contribute all shares of Common Stock owned by them to Newco. Pursuant to this provision LJH would contribute 15,385,812 shares of Common Stock to Newco and the Owl Creek Parties would contribute an aggregate of 3,722,399 shares of Common Stock to Newco.

         The Transaction Agreement contemplates that the Issuer will agree to issue to Newco 2,400,000 shares of the Issuer's common stock at a price of $2.50 per share, which could be paid for with cash, indebtedness, or a combination. The Participation Agreement and the Transaction Agreement contemplate that the $6 million principal balance of the Working Capital Infusion would be applied as the consideration for the issuance of these shares, of which 1,932,480 (80.52%) shares of Common Stock would be deemed contributed to Newco by LJH and 467,520 (19.48%) shares of Common Stock would be deemed contributed to Newco by the Owl Creek Parties. The Issuer is currently discussing this proposal with the Investors.

          The ownership of the Newco common stock to be issued to LJH and the Owl Creek Parties is subject to a stockholders agreement dated as of April 10, 2006 that was executed and delivered in connection with the Transaction Agreement and which is attached to this Schedule 13D/A as Exhibit C (the "Stockholders Agreement".) The Stockholders Agreement restricts the transfer of shares of Newco common stock and provides for certain other rights and obligations set forth therein. The summary of the Stockholders Agreement set forth herein is qualified by reference to the full text of the Stockholders Agreement. LJH, the Owl Creek Parties and Newco also entered into a Registration Rights Agreement dated as of April 10, 2006 that was executed and delivered in connection with the Transaction Agreement which enumerates the parties rights regarding registration of their holdings of Newco common stock and provides for certain other rights and obligations set forth therein and is attached to this
Schedule 13D/A as Exhibit D (the "Registration Rights Agreement"). The Registration Rights Agreement restricts the transfer of shares of Newco common stock and provides for certain other rights and obligations set forth therein. The summary of the Registration Rights Agreement set forth herein is qualified by reference to the full text of the Registration Rights Agreement.

          In the Transaction Agreement, LJH, the Owl Creek Parties and Newco agreed to vote all shares of Common Stock owned by them to approve the Merger and any other matters submitted to a vote of the stockholders of the Issuer in connection with any meeting of the Issuer's stockholders called to consider and vote upon the Merger. The Transaction Agreement also provides that if prior to the proposed Merger LJH determines to sell its shares of Common Stock to any person, the Owl Creek Parties may elect to be included in that transaction, and that if either of Owl Creek Parties or LJH receives an offer to purchase their Common Stock, they will first offer it to the other for purchase before they may sell it. In addition, each party must consult with the other prior to seeking a buyer of its shares of Common Stock.


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CUSIP No. 887151-20-7                    13D                Page 16 of 19 pages


          LJH has requested that the Company designate Mr. Cawthron as the Chief Executive Officer of the Company as a condition to, and effective upon, the proposed amendment of the Monroe/Fortress Facility to, among other things, resolve the Defaults thereunder, decrease the interest rate and fees payable by the Issuer with respect to the Monroe/Fortress Facility and make available to the Issuer the $6 million Working Capital Infusion.

          Except as described in the Schedule 13D/A, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


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CUSIP No. 887151-20-7                    13D                Page 17 of 19 pages


Item 7.     Materials to be Filed as Exhibits.


           Exhibit No.                  Description of Exhibit

               A Transaction Agreement dated as of April 10, 2006, among LJH, Ltd., Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Fund, Ltd. and Owl Creek Overseas Fund II, Ltd.
               B Participation Agreement dated as of April 10, 2006, among LJH and Owl Creek Asset Management, L.P.
               C Stockholders Agreement relating to the shares of TAS Holding, Inc., dated as of April 10, 2006, among LJH, Ltd., Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Fund, Ltd., Owl Creek Overseas Fund II, Ltd. and TAS Holding, Inc.
               D Registration Rights Agreement relating to the shares of TAS Holding, Inc., dated as of April 10, 2006, among LJH, Ltd., Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Fund, Ltd., Owl Creek Overseas Fund II, Ltd and TAS Holding, Inc.


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CUSIP No. 887151-20-7                    13D                Page 18 of 19 pages

                                   SIGNATURES

          After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  April 13, 2006

                                 /s/ JEFFREY A. ALTMAN
                                 --------------------------------------------
                                 Jeffrey A. Altman, individually, and as
                                 managing member of Owl Creek Advisors, LLC,
                                 for itself and as general partner of
                                 Owl Creek I, L.P. and Owl Creek II L.P.,
                                 and as managing member of the general
                                 partner of Owl Creek Asset Management, L.P.,
                                 for itself and as investment manager to Owl
                                 Creek Overseas Fund, Ltd. and Owl Creek
                                 Overseas Fund II, Ltd.


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CUSIP No. 887151-20-7                    13D                Page 19 of 19 pages

                                INDEX TO EXHIBITS


           Exhibit No.                 Description of Exhibit

               A Transaction Agreement dated as of April 10, 2006, among LJH, Ltd., Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Fund, Ltd. and Owl Creek Overseas Fund II, Ltd.
               B Participation Agreement dated as of April 10, 2006, among LJH and Owl Creek Asset Management, L.P.
               C Stockholders Agreement relating to the shares of TAS Holding, Inc., dated as of April 10, 2006, among LJH, Ltd., Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Fund, Ltd., Owl Creek Overseas Fund II, Ltd. and TAS Holding, Inc.
               D Registration Rights Agreement relating to the shares of TAS Holding, Inc., dated as of April 10, 2006, among LJH, Ltd., Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Fund, Ltd., Owl Creek Overseas Fund II, Ltd and TAS Holding, Inc.